Sempra Energy (SRE)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.
Sempra shareholder since 2013.

If Sempra Energy reconvenes its 2020 annual meeting and shareholders are allowed to vote until the end of the meeting, please vote for an Independent Board Chairman.
The following text is from the proposal:
Sempra management has given shareholders another reason to vote in favor of this proposal – installing a Lead Director with supersized long tenure at Sempra. Mr. Jones could have a supersized resistance to improvements at Sempra because such improvement could seem like a repudiation of past practices at Sempra in which Mr. Jones is deeply invested. And Mr. Jones, like Mr. Rusnack, serves on no other board of directors to keep his skills sharp.

It is not clear whether Sempra Energy had a valid 2020 annual meeting today.
This issue was raised during the formal part of the meeting.
Management gave no response.

The issue raised is whether shareholders had an opportunity to participate in the annul meeting as far as asking questions.
It appears that the best case is that a selected minority of shareholders had an opportunity to ask questions at the annual meeting.
According to management no questions were asked at the annual meeting for this $36 Billion company.
Also there could be other issues that would necessitate another session of the 2020 annual meeting.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.
This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4 by following the instructions provided in the management proxy distribution.